Exhibit 99.1

Zai Lab Appoints F. Ty Edmondson as Chief Legal Officer

SHANGHAI and SAN FRANCISCO, August 17, 2020 -- Zai Lab Limited (NASDAQ: ZLAB), an innovative commercial stage biopharmaceutical company, today announced that F. Ty Edmondson has been named Chief Legal Officer. Mr. Edmondson will lead the global legal and compliance functions reporting to Dr. Samantha Du. Mr. Edmondson joins Zai Lab from Biogen Inc., a leading global biotech company, where he served as Senior Vice President, Chief Corporation Counsel and Assistant Secretary.

“Ty brings decades of biopharmaceutical legal and compliance experience, having advised global companies, management teams and boards of directors in a diverse range of markets around the world,” said Dr. Samantha Du, Founder, Chairwoman and Chief Executive Officer of Zai Lab. “We are thrilled to have him as part of our experienced leadership team.”

“I am excited to be joining Zai Lab at such an important point in the Company’s growth trajectory,” said Mr. Edmondson. “Bringing important therapeutics to people around the world is one of the great callings of our time and the outstanding Zai Lab leadership team is dedicated to this task. I am honored to now be a part of this mission and to help Zai Lab expand into a fully integrated biopharmaceutical company discovering, developing and commercializing innovative medicines for patients around the world.”

Mr. Edmondson served in various legal and compliance roles during his tenure at Biogen from June 2014 through August 2020. Most recently, Mr. Edmondson served as Senior Vice President, Chief Corporation Counsel and Assistant Secretary. Prior to that, he also served as the Chief Compliance Officer and Chief Commercial Counsel of Biogen. Prior to Biogen, Mr. Edmondson served as Vice President, Associate General Counsel and Corporate Secretary for Sepracor, Inc. as well as in various senior legal and compliance positions in Japan and China after Sepracor’s acquisition by Sumitomo Dainippon Pharma, Co., Ltd. Before Sumitomo, Mr. Edmondson served in various roles with life sciences companies, including Eisai, Inc., Boston Scientific and Bristol-Myers Squibb, with a focus on international and U.S. FDA work. Before his work in the life sciences industry, he was an associate with the admiralty law firm, Royston Rayzor in Houston, Texas. Mr. Edmondson is a graduate of Washington & Lee University and holds a J.D. from the Widener University School of Law.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is an innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. To quickly target the large, fast-growing segments of China’s pharmaceutical market and address unmet medical needs, Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates. Zai Lab has also built an in-house team with strong drug discovery and translational research capabilities, aiming to establish a global pipeline of proprietary drug candidates against targets in our focus areas. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its portfolio in order to impact human health worldwide.

For additional information about the company, please visit www.zailaboratory.com or follow us at www.twitter.com/ZaiLab_Global.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab's expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, (5) the effects of the novel coronavirus (COVID-19) pandemic on general economic, regulatory and political conditions and (6) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab
Billy Cho, CFO
+86 137 6151 2501
billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.
Burns McClellan, on behalf of Zai Lab
212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni
Endurance Advisors, on behalf of Zai Lab
415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com

Zai Lab Limited